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                                                                  EXHIBIT (8)(B)

                     SIMPSON THACHER & BARTLETT TAX OPINION

[Letterhead of Simpson Thacher & Bartlett]

                                                                 January 9, 1998

CoreStates Financial Corp
Philadelphia National Bank Building
Broad and Chestnut Streets
Philadelphia, Pennsylvania 19107

Re: Merger of CoreStates Financial Corp
    with and into First Union Corporation

Ladies and Gentlemen:

     You have requested our opinion, as counsel to CoreStates Financial Corp, a Pennsylvania corporation ("CoreStates"), as to the material United States federal income tax consequences of the merger (the "Merger") of CoreStates with and into First Union Corporation, a North Carolina corporation ("First Union"), pursuant to the terms and provisions of the Agreement and Plan of Merger, dated as of November 18, 1997, between CoreStates and First Union (the "Merger Agreement"). All capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

     In delivering this opinion letter, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Joint Proxy Statement/Prospectus and such other documents as we have deemed necessary or appropriate to form the basis for the opinions expressed herein. In addition, as to certain facts material to our opinions, we have relied upon the accuracy of written representations made by an authorized officer of each of CoreStates and First Union in letters dated the date hereof and addressed to us, copies of which are attached hereto as Exhibits A and B, respectively. Our opinions are conditioned upon, among other things, the accuracy and completeness, as of the Effective Time, of the facts, information, covenants and representations referred to above.

     In our examination of such materials, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. In rendering our opinions, we also have assumed that the Merger and the transactions related to the Merger or contemplated by the Merger Agreement will be consummated (i) in accordance with the Merger Agreement and that none of the terms and conditions contained therein has been or will be waived or modified in any respect and (ii) as described in the Joint Proxy Statement/Prospectus. Any change in the facts set forth or assumed herein could affect our conclusions.

     Based upon and subject to the foregoing, we are of the opinion that the material United States federal income tax consequences of the Merger to the CoreStates' stockholders and to CoreStates and First Union are as follows: (i) the Merger will constitute a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code; (ii) CoreStates and First Union will each be a party to such reorganization within the meaning of Section 368(b) of the Code; (iii) no gain or loss will be recognized by CoreStates or First Union as a result of the Merger; (iv) no gain or loss will be recognized by the CoreStates' stockholders upon the exchange of their shares of CoreStates Common Stock solely for shares of First Union Common Stock pursuant to the Merger (except with respect to cash, if any, received in lieu of fractional share interests in First Union Common Stock deemed to have been received by such CoreStates' stockholders); (v) the adjusted tax basis of the First Union Common Stock received in the Merger by a CoreStates' stockholder (including the adjusted tax basis of any fractional share interest in the First Union Common Stock deemed to have been received by such stockholder) will be the same as the adjusted tax basis of the shares of the CoreStates Common Stock surrendered by such stockholder in exchange therefor; (vi) the holding period for shares of First Union Common Stock received in the Merger by a CoreStates' stockholder (including the adjusted tax basis of any fractional share interest in the First Union Common Stock deemed to have been received by such stockholder) will include the holding period of the shares of CoreStates Common Stock surrendered by such stockholder in exchange therefor, provided such shares of CoreStates Common Stock were held as a capital asset by such stockholder at the Effective Time; and (vii) a CoreStates' stockholder who receives cash in lieu of a fractional share interest in First Union Common Stock will recognize gain or loss equal to the difference, if any, between the amount of cash deemed to have been


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January 9, 1998
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received by such stockholder in exchange for such fractional share interest and the portion of the adjusted tax basis in such stockholder's CoreStates Common Stock that is allocable to such fractional share interest. Such gain or loss will constitute capital gain or loss if such stockholder held such CoreStates Common Stock as a capital asset at the Effective Time.

     Our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder and other relevant judicial and administrative rulings and pronouncements, all as in effect on the date hereof. Consequently, future changes in the law may cause the tax consequences of the Merger to be materially different than those described above.

     We are members of the Bar of the State of New York, and we do not express any opinions herein concerning any law other than the federal law of the United States. In addition, except for the opinions set forth herein, we do not express any other opinions in connection with the Merger or the transactions contemplated by the Merger Agreement or described in the Joint Proxy Statement/Prospectus.

     This opinion letter is being rendered to you in connection with the Merger and in satisfaction of the requirement set forth in Section 6.10 of the Merger Agreement. This opinion letter (and the opinions expressed herein) may not be relied by you for any other purpose, or relied upon by, or furnished to, any other person, firm or corporation without our prior written consent. We hereby consent to the filing of this opinion letter as an exhibit to the Joint Proxy Statement/Prospectus and to the use of our name in the Joint Proxy Statement/Prospectus under the caption "THE MERGER -- Certain United States Federal Income Tax Consequences".

                                         Very truly yours,
                                         SIMPSON THACHER & BARTLETT